EXHIBIT 21.1

Network Equipment Technologies, Inc.

Subsidiaries of the Company
as of May 20, 2011*

NAME	JURISDICTION OF INCORPORATION
N.E.T. Europe Ltd.	United Kingdom (with a branch registered in Dubai)
NET Europe SAS	France
N.E.T. Federal, Inc.	Delaware
N.E.T. Japan, Inc.	Delaware (with a branch registered in Japan)
Network Equipment Technologies Australia Pty Limited	Australia
Quintum Technologies, LLC	Delaware
Quintum Telecommunication Technology (Shanghai) Limited	China
Quintum Technologies (Hong Kong) Limited	Hong Kong (with a branch registered in Taiwan)

*       Excludes subsidiaries that would not in the aggregate constitute a “significant subsidiary” as defined in Regulation S-X.